RECEIVED

2004 NOV -9 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ADITYA BIRLA GROUP

82-3428

AM:PVK:1693:2004

Date: 29th October, 2004

The Secretary,
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
25th Floor, Dalal Street,
Mumbai - 400 001.

04046042

SUPPL

Kind Attn:- Mr. Sanjay Golecha, D.G.M.

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Quarter ended on 30th September, 2004.**

We are sending herewith a Statement showing the **"Unaudited Financial and Segment Results"** (Provisional) of the Company for the Second Quarter and Half Year ended on 30th September, 2004, which are approved at the Meeting of the Board of Directors of the Company held on Friday, the 29th October, 2004.

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.

Thanking you,

PROCESSED

NOV 09 2004

THOMSON FINANCIAL

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
COMPANY SECRETARY

Encl:- as above

cc.to:-Securities and Exchange Commission -
Attn:- International Corporate Finance
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE

Date: 29.10.2004

HINDALCO
THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY

Q2 FY 2004-05
POSTS ROBUST PERFORMANCE

- **Turnover** Rs. 2,046.0 Crores ↑ 38.2%
- **PBDIT** Rs. 544.1 Crores ↑ 19.6%
- **PAT before Extraordinaries** Rs. 270.2 Crores ↑ 18.7%

Financial Highlights

	Quarter ended 30th September 2004	Quarter ended 30th September 2003	% Growth	Half Year ended 30th September 2004	Half Year ended 30th September 2003	% Growth
Net Sales	**2,046.0**	**1,480.9**	**38.2%**	**3,721.2**	**2,640.7**	**40.9%**
PBDIT	**544.1**	**454.9**	**19.6%**	**963.0**	**858.0**	**12.2%**
Interest & Financing Charges	39.8	42.2	-5.6%	79.6	87.3	(8.8%)
Depreciation	89.3	77.8	14.8%	175.9	149.5	17.7%
Profit before Tax (PBT)	**415.0**	**334.9**	**23.9%**	**707.5**	**621.2**	**13.9%**
Provision for Taxes	144.8	107.2	35.1%	242.0	200.5	20.7%
PAT before Extraordinaries	**270.2**	**227.7**	**18.7%**	**465.5**	**420.7**	**10.7%**
Def Tax for earlier years	19.9	-		19.9	-	
Net Profit	**250.3**	**227.7**	**10.0%**	**445.6**	**420.7**	**5.9%**
E.P.S. – Annualised (Rs.)	**108.3**	**98.5**	**10.0%**	**96.4**	**91.0**	**5.9%**

Q2 Performance review

Hindalco, the flagship Company of the Aditya Birla Group, has reported a robust performance for the 2nd Quarter ending September 30th, 2004.

The Company's turnover at Rs. 2,046.0 Crores is 38% higher than Rs. 1,480.9 Crores attained in the comparable quarter of the previous year. Profit before Depreciation, Interest and Taxes (PBDIT) has risen by 19% at Rs. 544.1 Crores vis-à-vis Rs. 454.9 Crores in the corresponding quarter of the earlier year. Profit After Taxes but before extraordinaries stands at Rs. 270.2 Crores, 19% up vis-à-vis Rs. 227.7 Crores in the earlier year. However, a provision of Rs. 19.9 Crores has been made in this quarter towards deferred tax liabilities for earlier years, in accordance with the provisions of the Finance Act, 2004. Adjusted for this one time charge, Net Profit for the company stands at Rs. 250.3 Crores, 10% higher than Rs. 227.7 Crores achieved in the corresponding quarter last year.

On a segmental basis, the Aluminium business accounted for 43% of Net Sales and 80% of Earnings Before Interest and Taxes (EBIT) with the balance being accounted for by the Copper business.

Of the Company's overall turnover of Rs. 2,046.0 Crores, the Aluminium business has contributed to Rs. 883.6 Crores, mirroring a 27% increase over Rs. 696.2 Crores in the corresponding quarter of last year. Higher volumes, improved realisations, a shift in market mix in favour of higher domestic sales and continued thrust on value added products have been its growth enablers.

In Aluminium, realisations improved substantially due to higher international commodity prices during the quarter over the corresponding quarter last year. EBITDA margins at 39.4% are encouraging when compared to 35.9% reached in the corresponding quarter of the previous year despite higher cost of some inputs like bauxite, caustic soda and CP coke.

The Copper business's Net Sales at Rs. 1,162.4 Crores vis-à-vis Rs. 784.7 Crores in the comparable quarter of the previous year, reflect a 48% rise iding on the back of higher international prices. However, EBITDA margins fell from 17.2% last year to 8.3% in the current quarter, mainly due to lower realisations caused by a steep duty reduction of 10%, higher coal rates and lower TC/RC.

Operational Review

Aluminium

Production in Aluminium surged in the second quarter, as indicated:

- Metal production touched 84,424 MT vis-à-vis 79,179 MT in the corresponding period last year, reflecting a rise of 6%.
- Redraw Rods at 15,542 MT is 11% higher over the production of 14,032 MT in the comparable Quarter last year.

- Rolled product output of 23,313 MT increased by a significant 25% as compared to 18,604 MT in the previous year.
- Extruded Products at 5,267 MT is up by 16% from 4,520 MT last year.
- Production of Foil at 5,247 MT has enhanced by 16% over 4,536 MT attained in the corresponding period last year.
- The output of Alumina which is a key input – was 152,428 MT, a growth of 13% over production of 134,405 MT in the comparable period of the previous year.
- Power export from the Company's Renusagar Power Plant was 1,287.6 MU, a 1.2% decrease over 1,302.8 MU achieved in the corresponding period last year.

Copper

Production at the Company's Copper plant has risen during the quarter as follows.

- Copper Cathodes production rose by 19% from 48,941 MT to 58,384 MT.
- The output of value added Continuous Cast Copper Rods is higher by 15% to 25,036 MT vis-à-vis 21,694 MT.
- Sulphuric Acid production at 166,785 MT is higher by 20% over 138,536 MT.
- The production of DAP and Complex Fertilisers surged by 24% from 62,664 MT to 77,658 MT.
- The output of Gold declined by 12% from 1,682 Kg to 1,474 Kg.
- The production of Silver is higher by 18% to 9,636 Kg vis-à-vis 8,149 Kg.

Brownfield Expansion in Copper

The Company is doubling the copper smelter capacity at Dahej from 250,000 TPA to 500,000 TPA. On completion, Birla Copper will be amongst the top 10 globally cost efficient copper makers, being the largest single location smelter in the world. This expansion is progressing as per schedule and is slated for completion by end of CY 2005.

Fund Management:

During the second quarter of current fiscal, the Company has raised Rs. 250 Crores by way of issuing secured redeemable non-convertible debentures at a coupon of 6.5% entailing bullet repayment at the end of 5 years. It has been raised for general corporate purposes.

OUTLOOK

The Company continues to believe in the strong long-term fundamentals for both Aluminium and Copper which promise exciting growth prospects.

The Aluminium sector continues to perform well, with worldwide consumption growth at 9.3% in the first 8 months of the calendar year. Indian aluminium market has grown by over 10% in the first half of the financial year and prospects in the Electrical, Building and Transportation sectors look good, indicating a second double digit growth year in a row for Aluminium.

Global copper demand is likely to grow at 6.3% in 2004 on the back of economic growth in USA and strong Chinese demand. Asian demand outlook remains promising. Despite sluggish performance of the JFTC (Jelly Filled Telecom Cable) segment, domestic demand posted modest growth on the back of improvement in the winding wire and transformer industry. Domestic sale is also impacted by undesirable imports from Sri Lanka. Increased export of downstream products from India continues to support higher deemed export sales.

Spot TC/RC has staged a dramatic turn-around. With a significant increase in availability of concentrates and most of the smelters having covered themselves for the year, a sharp reversal in current spot terms seems unlikely in the near future. The current increase in spot TC/RC and sustained higher copper prices would result in higher long term TC/RC for the next fiscal year 2005-06.

The Company remains confident of reaping a rich harvest from its three - pronged strategy of vertical integration, thrust on branding and continued emphasis on value added products.

You can also access the Press Release and Presentation at
www.adityabirla.com / www.hindalco.com

***

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED (PROVISIONAL) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2004

(Rupees in Million)

	Particulars	Quarter ended 30/09/2004 (Unaudited)	Quarter ended 30/09/2003 (Unaudited)	Half year ended 30/09/2004 (Unaudited)	Half year ended 30/09/2003 (Unaudited)	Year ended 31/03/2004 (Audited)
1	**Net Sales**	20,460	14,809	37,212	26,407	61,973
2	**Other Income**	1,032	802	1,491	1,512	2,446
3	**Total Expenditure**	16,051	11,062	29,073	19,339	47,177
	(a). (Increase)/Decrease in Stock in Trade	(645)	(759)	(1,499)	(1,244)	(1,174)
	(b). Consumption of Raw Materials	12,005	7,931	21,685	13,093	32,546
	(c). Staff Cost	630	587	1,247	1,172	2,402
	(d). Manufacturing/Operating Expenses	3,233	2,562	6,011	4,916	10,520
	(e). Other Expenditure	828	741	1,629	1,402	2,883
4	**Interest & Finance Charges**	398	422	796	873	1,612
5	**Gross Profit**	5,043	4,127	8,834	7,707	15,630
6	**Depreciation**	893	778	1,759	1,495	3,174
7	**Profit before Tax**	4,150	3,349	7,075	6,212	12,456
8	**Provision for Tax**	1,448	1,072	2,420	2,005	4,067
	(a). Provision for Current Tax	1,207	631	1,916	1,119	2,606
	(b). Provision for Deferred Tax	241	441	504	886	1,461
	Net Profit for the period	2,702	2,277	4,655	4,207	8,389
	Provision for deferred tax for earlier years (see Note 2)	199	-	199	-	-
9	**Net Profit**	2,503	2,277	4,456	4,207	8,389
10	**Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)**	925	925	925	925	925
11	**Reserves**					67,654
12	**Basic & Diluted EPS (Rs.)**	27	25	48	45	91
13	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			68,508,747	69,940,048	69,941,039
	(b). Percentage of shareholding			74.08%	75.63%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/09/2004 (Unaudited)	Quarter ended 30/09/2003 (Unaudited)	Half year ended 30/09/2004 (Unaudited)	Half year ended 30/09/2003 (Unaudited)	Year ended 31/03/2004 (Audited)
1. Segment Revenue					
(a). Aluminium Business	8,836	6,962	16,580	13,609	29,960
(b). Copper Business	11,624	7,847	20,632	12,798	32,013
	20,460	14,809	37,212	26,407	61,973
Less: Inter Segment Revenue	(72)	(20)	(91)	(20)	(64)
Net Sales/Income from operations	20,388	14,789	37,121	26,387	61,909
2. Segment Results (Profit/Loss before Tax and interest from each Segment)					
(a). Aluminium Business	2,858	1,956	5,458	3,984	8,906
(b). Copper Business	698	1,119	1,102	1,815	3,097
	3,556	3,075	6,560	5,799	12,003
Less: Interest & Finance Charges	(398)	(422)	(796)	(873)	(1,612)
	3,158	2,653	5,764	4,926	10,391
Add: Other un-allocable Income net off un-allocable expenses	992	696	1,311	1,286	2,065
Profit before Tax & Extraordinary Items	4,150	3,349	7,075	6,212	12,456
3. Capital Employed (Segment Assets-Segment Liabilities)					
(a). Aluminium Business	38,909	39,291	38,909	39,291	40,661
(b). Copper Business	33,570	26,696	33,570	26,696	27,622
	72,479	65,987	72,479	65,987	68,283

Notes:

1 (a) The Board of Directors of the Company and Indian Aluminium Company, Ltd. (Indal), a subsidiary company, in their meetings held on 23rd August, 2004, have approved a Scheme of Arrangement u/s. 391 to 394 of the Companies Act, 1956 (the Scheme) for transfer by way of demerger of all the business undertakings of Indal (other than the aluminium foil business at Kollur, Andhra Pradesh) to the Company with effect from 1st April, 2004 subject to requisite approvals and orders of the High Court of Calcutta and the High Court of Bombay. Pending sanction of the Scheme by the High Courts, the above Financial Results have been prepared without giving effect to the Scheme. As directed by the High Court of Judicature of Bombay, meetings of shareholders, secured and un-secured creditors of the Company will be held on 16th November, 2004 to approve the Scheme.

(b) Under the Scheme, the Company will allot its shares to each shareholder of Indal in the ratio of one equity share of Rs. 10 each for every seven equity shares of Rs. 2 each (after reduction in the par value from Rs. 10 each to Rs. 2 each) held by such shareholder in the Indal.

(c) The Company has since communicated to Stock Exchanges and shareholders of Indal that the earlier offer / exit option to shareholders of Indal to tender the shares held by them in favour of the Company at a consideration of Rs.120/- per share till 15th February 2005 will be terminated with effect from 30th October 2004.

2 The Company has restated its deferred tax liabilities /assets relating to earlier years at the rates enacted through the Finance (No.2) Act, 2004 and has provided Rs.199 million as tax expense in the quarter ended 30th September, 2004.

3 In compliance with Accounting Standard 28 relating to "Impairment of Assets" issued by the Institute of Chartered Accountants of India, a provision for impairment of assets, if any, as at 1st April, 2004, will be adjusted at the end of the financial year against opening balance of General Reserve.

4 Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.07.2004	Received	Resolved	Pending as on 30.09.2004
1	10	10	1

5 Previous quarter's figures have been regrouped wherever found necessary.

6 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Friday, 29th October, 2004.

7 The quarterly results for the period ended 30th September, 2004 have been reviewed by the Auditors.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 29th October, 2004